RECEIVED
2009 JAN -5 A 8:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

09045020

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

SUPPL

18 December 2008

Re: Submission of Abbey Capital Multi-Manager Fund Ltd, file number 082/35211

Dear Sir/Madam,

Please find enclosed the following reports for the Abbey Capital Multi-Manager Fund Ltd, covering the period November 1st to November 30th, 2008.

- Monthly Performance Report for November
- Daily NAV's for the Abbey Capital Multi-Manager Fund Ltd for November

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

dlw 1/7

RECEIVED

2009 JAN -5 A 8:05

Abbey Capital

Abbey Capital Multi-Manager Fund

Monthly Performance Update November 2008 +4.4%, +33.4% Year-to-date

Summary

The Abbey Capital Multi-Manager Fund gained +4.4% in November and is +33.4% year-to-date. Gains were driven by a wide range of sectors, with fixed income the most profitable.

The global slowdown intensified in November, with major economies in Europe and Asia announcing that they were officially in recession. The US auto industry appealed for government support, and large financial institutions continued to require government assistance. President-elect Barack Obama announced his intention to implement an economic stimulus plan against a backdrop of rapidly declining consumer prices and deflationary fears.

Equity markets closed lower, despite a strong rally at month-end, while demand for sovereign debt rose as the economic uncertainty and lower inflation boosted demand. Increased risk aversion also saw the JPY continue to rally against the major currencies, while commodity prices fell sharply on signs of further demand destruction.

ACL Alt* - Pro Forma Monthly Rates of Return (commencing Dec 1, 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.7%	[illegible]
2001	-2.0%	2.2%	6.0%	-5.4%	-0.1%	-1.7%	2.0%	5.6%	6.8%	9.5%	-11.7%	-0.2%	[illegible]
2002	-1.8%	-2.7%	3.1%	-2.7%	-1.5%	10.4%	4.7%	4.7%	5.3%	-7.3%	-1.8%	6.8%	[illegible]
2003	4.5%	8.2%	-7.9%	0.8%	7.0%	-5.0%	-1.2%	-1.1%	-1.2%	2.5%	1.0%	5.8%	[illegible]
2004	0.6%	7.0%	-0.4%	-6.1%	-2.4%	-4.5%	-2.0%	-2.3%	2.0%	1.1%	1.5%	-0.6%	[illegible]
2005	-5.2%	0.0%	0.5%	-3.0%	2.5%	3.6%	-0.0%	1.8%	2.5%	-1.9%	7.7%	0.8%	[illegible]
2006	5.3%	-3.1%	3.4%	7.2%	-0.7%	-3.1%	-3.0%	1.0%	-2.4%	2.1%	2.3%	2.9%	[illegible]

ACMMF - Monthly Rates of Return (commencing Jan 1, 2007)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2007	1.3%	-5.0%	-2.3%	4.6%	2.2%	3.2%	-5.3%	-5.6%	6.1%	5.2%	-0.9%	1.6%	[illegible]
2008	3.7%	10.1%	-0.8%	-2.2%	2.2%	5.9%	-8.3%	-1.6%	5.4%	12.2%	4.4%	-	[illegible]

Figure for November 2008 is estimated

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative Fund. The above rate of return figures for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02-Dec 06), adjusted for the fees of the ACMMF and interest. Table 1 shows Pro Forma interest from Dec 00 - April 01 and actual interest from May 01 onwards. The performance figure for Jan 02 includes the program's return figure (1st Jan - 30th Jan) of -1.69% and fund's return figure (31st Jan) of 0.09%.

Financials

Bond prices rallied, as the low inflation environment and increased safe haven buying saw yields on US Treasury notes touch record lows. The yield on the 10-year note touched 2.90%, while the 30-year bond yield fell to 3.43%. The spread between two- and 10-year notes narrowed to 1.94% at month-end after touching a five-year high of 2.62% earlier in the month.

Equity

Global equity indices finished lower, with US bourses finishing negative for the third straight month. Stocks sold off sharply mid-month as credit losses and writedowns at global financial institutions continued, but the prospect of additional bailout plans and economic stimulus packages saw indices rally into month-end. The S&P 500 recorded its biggest weekly advance in 34 years, but still finished November down 7.5%. European indices also declined, with the DAX 6.4% lower and the FTSE down 2.0%, while in Asia the Nikkei and Hang Seng both fell less than 1%, offsetting most losses towards month-end.

FX

Higher-yielding currencies continued to weaken against the JPY as signs of a deepening recession and interest rate cuts saw continued deleveraging of assets funded in JPY. Lower interest rates also put the EUR and GBP under pressure as the ECB cut its benchmark rate by 0.5% to 3.25%, and the Bank of England lowered its rate by 1.5% to 3%. The EUR finished at 121.42 against the JPY and within recent ranges against the USD at 1.2705. The GBP fell 5% against the USD to 1.5380 and 7% versus the JPY to finish at 146.93.

Performance Analysis

	ACL Alt* Pro Forma Performance	ACMMF
	Dec-00 to Dec-06	Jan-07 to Nov-08
Cumulative Return	78.2%	39.1%
Annualised ROR	[illegible]	[illegible]
Largest Monthly Gain	10.4%	12.2%
Largest Monthly Loss	-11.7%	-8.3%
Annualised Volatility	15.2%	17.6%
Maximum Drawdown	-19.8%	-10.6%
Sharpe Ratio	0.5	0.9

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative Fund. The above performance figures for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest.

Energy

Energy prices continued to trend lower, with crude oil declining 20% to close at $54.43. The commodity touched its lowest price since April 2005 at $48.25 and has now fallen more than 60% from July's record of $147.27. Some analysts have predicted that the demand for oil may fall for the first time since 1983 next year as the US, Europe and Japan face a simultaneous recession.

Continued overleaf...

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

**The ACL Alternative Fund (hereinafter the "ACL Alt ") commenced as a program on 1 Dec 00 and was launched as a fund on 31 Jan 02.*

Abbey Capital

Agriculture and Metals

Agricultural commodity prices generally closed lower. Corn and soybean prices recorded a fifth straight month of declines on speculation that the deteriorating economy will reduce demand for food, animal feed and fuels made from the two biggest US crops. Copper prices also fell, while gold rallied nearly 14% as declining equity indices saw investors move into the safe haven asset.

Trading Style Analysis

Sixteen of the ACL Alternative Fund's 19 managers were positive in November. Trendfollowing was the primary driver of gains, profiting from the sharp rise in fixed income prices. Short-term strategies also posted a solid performance, making gains in the equity indices, fixed income and FX sectors. Value trading was slightly negative, incurring losses in the choppy FX markets. The other strategies were slightly positive, with Macro trading profiting from the fixed income and equity indices sectors, while specialist-FX strategies made gains on GBP trading.

Correlation Table

Monthly Returns

	ACL Alt (Pro Forma Monthly Returns) Dec-00 to Dec-06	ACMMF Jan-07 to Nov-08
S&P 500	-0.3	-0.4
CISDM CTA Asset Weighted Index	0.9	0.9
MSCI World (gross local)	-0.3	-0.4

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative fund. The above month returns for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative program (from Dec 00-Jan 02) and the ACL Alternative fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest. The performance figure for the CISDM CTA Asset Weighted Index is estimated for the current month as the data was not available at the time of print.
Source: S&P500, MSCI World & CISDM Bloomberg.

Market Sector % Gross Trading Profit & Loss Attribution based on the performance of the ACL Alternative Fund for November '08



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

**The above graph shows gross figures, excluding interest and fees.*

For additional information please contact UBS Alternative Investments U.S. at 800-486-2608

Abbey Capital Multi-Manager Fund Ltd
Daily asset value calculation
US $ Share Class A (in US$)

30-Nov-08

Submission of Abbey Capital Multi-Manager Fund, file number 082/35211

Date	Unit Value	
31-Oct-08	133.22	FINAL
3-Nov-08	133.36	*(estimate)*
4-Nov-08	132.12	*(estimate)*
5-Nov-08	133.09	*(estimate)*
6-Nov-08	135.54	*(estimate)*
7-Nov-08	135.19	*(estimate)*
10-Nov-08	134.89	*(estimate)*
11-Nov-08	136.69	*(estimate)*
12-Nov-08	138.16	*(estimate)*
13-Nov-08	137.52	*(estimate)*
14-Nov-08	136.97	*(estimate)*
17-Nov-08	137.81	*(estimate)*
18-Nov-08	138.32	*(estimate)*
19-Nov-08	139.23	*(estimate)*
20-Nov-08	141.70	*(estimate)*
21-Nov-08	141.54	*(estimate)*
24-Nov-08	138.98	*(estimate)*
25-Nov-08	139.27	*(estimate)*
26-Nov-08	139.10	*(estimate)*
27-Nov-08	138.87	*(estimate)*
30-Nov-08	139.06	FINAL

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

19 December 2008

Re: Submission of ACL Alternative Fund Ltd, file number 082/34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period November 1st to November 30th, 2008.

- Monthly Performance Report for November
- Daily NAV's for the ACL Alternative Fund for November

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update November 2008 **+4.6%, +37.3% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A gained +4.6% in November and is +37.3% year-to-date. Gains were driven by a wide range of sectors, with fixed income the most profitable.

The global slowdown intensified in November, with major economies in Europe and Asia announcing that they were officially in recession. The US auto industry appealed for government support, and large financial institutions continued to require government assistance. President-elect Barack Obama announced his intention to implement an economic stimulus plan against a backdrop of rapidly declining consumer prices and deflationary fears.

Equity markets closed lower, despite a strong rally at month-end, while demand for sovereign debt rose as the economic uncertainty and lower inflation boosted demand. Increased risk aversion also saw the JPY continue to rally against the major currencies, while commodity prices fell sharply on signs of further demand destruction.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%	6.1%	-7.9%	-1.5%	5.7%	12.8%	4.6%	-	37.3%

"Figure for November 2008 is estimated"

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Financials

Bond prices rallied, as the low inflation environment and increased safe haven buying saw yields on US Treasury notes touch record lows. The yield on the 10-year note touched 2.90%, while the 30-year bond yield fell to 3.43%. The spread between two and 10-year notes narrowed to 1.94% at month-end after touching a five-year high of 2.62% earlier in the month.

Equity

Global equity indices finished lower, with US bourses finishing negative for the third straight month. Stocks sold off sharply mid-month as credit losses and writedowns at global financial institutions continued, but the prospect of additional bailout plans and economic stimulus packages saw indices rally into month-end. The S&P 500 recorded its biggest weekly advance in 34 years, but still finished November down 7.5%. European indices also declined, with the DAX 6.4% lower and the FTSE down 2.0%, while in Asia the Nikkei and Hang Seng both fell less than 1%, offsetting most losses towards month-end.

FX

Higher-yielding currencies continued to weaken against the JPY as signs of a deepening recession and interest rate cuts saw continued deleveraging of assets funded in JPY. Lower interest rates also put the EUR and GBP under pressure as the ECB cut its benchmark rate by 0.5% to 3.25%, and the Bank of England lowered its rate by 1.5% to 3%. The EUR finished at 121.42 against the JPY and within recent ranges against the USD at 1.2705. The GBP fell 5% against the USD to 1.5380 and 7% versus the JPY to finish at 146.93.

Energy

Energy prices continued to trend lower, with crude oil declining 20% to close at $54.43. The commodity touched its lowest price since April 2005 at $48.25 and has now fallen more than 60% from July's record of $147.27. Some analysts have predicted that the demand for oil may fall for the first time since 1983 next year as the US, Europe and Japan face a simultaneous recession.

Performance Analysis

(as at 30th November 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	198.3%	149.5%
Annualised ROR	14.6%	14.1%
Largest Monthly Gain	12.8%	12.8%
Largest Monthly Loss	-11.5%	-7.9%
Annualised Volatility	15.8%	14.9%
Volatility from Nov 2003	14.2%	14.2%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.8	0.8

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Continued overleaf...

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

AbbeyCapital
1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

Agriculture and Metals

Agricultural commodity prices generally closed lower. Corn and soybean prices recorded a fifth straight month of declines on speculation that the deteriorating economy will reduce demand for food, animal feed and fuels made from the two biggest US crops. Copper prices also fell, while gold rallied nearly 14% as declining equity indices saw investors move into the safe haven asset.

Trading Style Analysis

Sixteen of the ACL Alternative Fund's 19 managers were positive in November. Trendfollowing was the primary driver of gains, profiting from the sharp rise in fixed income prices. Short-term strategies also posted a solid performance, making gains in the equity indices, fixed income and FX sectors. Value trading was slightly negative, incurring losses in the choppy FX markets. The other strategies were slightly positive, with Macro trading profiting from the fixed income and equity indices sectors, while specialist-FX strategies made gains on GBP trading.

ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to November 08*


$3,300
$2,800
$2,300
$1,800
$1,300
$800
Current Value of $1,000 invested in December 00 = $2,983

** Figure for November 08 is estimated**

* *The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

Correlation Table

(Monthly Returns from December-2000 to November-2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.3	-0.3
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: November 08*


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	249.48	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	178.48	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	159.69	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	150.49	ACLALTB BH	N/A

ACL Alternative Fund Limited
Daily asset value calculation
Summary

30-Nov-08

Submission of ACL Alternative Fund Ltd, file number 34999

Date	Unit Value	
31-Oct-08	238.51	Final
3-Nov-08	238.80	Final
4-Nov-08	236.58	Final
5-Nov-08	238.33	Final
6-Nov-08	242.77	Final
7-Nov-08	242.15	Final
10-Nov-08	241.67	Final
11-Nov-08	244.92	Final
12-Nov-08	247.58	Final
13-Nov-08	246.44	Final
14-Nov-08	245.46	Final
17-Nov-08	247.02	Final
18-Nov-08	247.95	Final
19-Nov-08	249.60	Final
20-Nov-08	254.07	Final
21-Nov-08	253.80	Final
24-Nov-08	249.23	Final
25-Nov-08	249.77	Final
26-Nov-08	249.47	Final
27-Nov-08	249.08	Final
30-Nov-08	249.48	Final

END